ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000E

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

www.ProShares.com

September 4, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John D. Brown, Attorney Advisor
Division of Corporation Finance
Office of Finance

Re:	Registration Statement on Form S-3 for ProShares Trust II (File No. 333-238175)

Dear Mr. Brown:

On behalf of ProShares Trust II, we hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, as of 5:00 p.m. on September 9, 2020, or as soon thereafter as reasonably practicable.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this matter.

Very truly yours,

ProShare Capital Management LLC

By:	/s/ Richard F. Morris
Richard F. Morris
General Counsel